

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 13, 2009

Mr. James H. Haddox
Chief Financial Officer, Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, TX 77056

Re: **Quanta Services, Inc.**
                 Form 10-Q for the quarter ended September 30, 2008
                 Form 10-K for the year ended December 31, 2008
                 Form 8-K filed May 6, 2009
                 File No. 1-13831

Dear Mr. Haddox:

We have reviewed your response to our letter dated May 26, 2009 and the above noted filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2008

Notes to the Consolidated Financial Statements

Note 9. Segment Information, page 25

1. We have reviewed your response to our previous comment in our letter dated May 26, 2009 and appreciate the additional information you have provided. However, we continue to note that your operating segments are aggregated into sub-totals by division in reports used by your CODM and your Board of Directors. It appears to us that this divisional reporting structure coincides with your organizational structure and therefore meets the criteria for separate reporting. Please revise future filings to include this information.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies, page 50

Valuation of Intangibles and Long-Lived Assets, page 52

2. We note in your response letter dated December 11, 2008 that you intended to consider the comments in our letter dated November 26, 2008 when preparing your financial disclosures regarding accounting for goodwill. We note that you have made some additional disclosures here as well as in your Form 10-Q for the quarterly period ended March 31, 2009. However, given that your goodwill balance represents a significant percentage of your assets as well as the fact that any impairment of your goodwill may have a significant impact on your results, we continue to believe that your disclosures should be further expanded in order to provide investors with better insight into management's judgments. Therefore, please revise future filings to disclose the following items:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination.
- A quantitative discussion of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
- A qualitative and quantitative discussion of any reporting units that are at risk for impairment, including the amount of goodwill allocated to those units.
- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
- Quantitative information regarding any significant known trends;
- Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of goodwill. We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of goodwill, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that impairment charges may be recorded.

Form 8-K filed May 6, 2009

3. We note your presentation of cash earnings per diluted share, a non-GAAP measure. This per share measurement is prohibited by Item 2.02 of Form 8-K and Item 10 of Regulation S-K. Please revise future disclosures to delete this presentation.

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

     If you have any questions regarding this comment, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Branch Chief